Exhibit 8.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
SatixFy Israel Ltd.	Israel

SatixFy UK Limited	United Kingdom

SatixFy Bulgaria Ltd.	Bulgaria

SatixFy US LLC	Delaware, United States

Endurance Acquisition Corporation	Cayman Islands

Jet-Talk Limited	United Kingdom